                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-82501
PROSPECTUS

                                 1,228,742 Shares
                                BUDGET GROUP, INC.
   (Budget Group, Inc. Logo)
                                  Class A Common
                                       Stock
                                (par value $.01 per
                                      share)

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     The shares of our Class A common stock being offered by this prospectus are being offered by certain of our stockholders named in this prospectus who have acquired such securities from us in connection with certain acquisitions of businesses by us. These stockholders may sell their shares at varying times in the future. They may sell shares on the New York Stock Exchange or in special offerings, secondary distributions or by other methods allowed by applicable Securities and Exchange Commission rules. The share price may be the prevailing market price at the time of sale or negotiated prices. If required, the names of any other selling stockholders involved in the sale of securities under this prospectus will be set forth in an accompanying supplement to this prospectus. For more information on how the shares may be sold, see the section of this prospectus entitled "Plan of Distribution." For more information about the selling stockholders who are selling their shares, see the section of this prospectus entitled "Selling Stockholders."

     We have two classes of common stock, Class A common stock and Class B common stock. Holders of Class A common stock have one vote per share. Holders of Class B common stock have ten votes per share. Our Class A common stock is listed for trading on the New York Stock Exchange under the symbol "BD." The last sale price of our Class A common stock on July 14, 1999, as reported on the New York Stock Exchange, was $11 15/16 per share.

     We will not receive any of the proceeds from the sale of the shares. We will, however, pay the expenses involved in registering the shares (excluding brokerage commission).

                           -------------------------

     AN INVESTMENT IN THE SHARES INVOLVES SUBSTANTIAL RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

     The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the distribution of shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any commissions received by the selling stockholders and any profit on the resale of the shares may be deemed to be underwriting commissions or discounts under the Securities Act.

                           -------------------------

                 The date of this prospectus is July 14, 1999.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy the reports, statements or other information we file at the Commission's public reference room in Washington, D.C., located at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains regional offices where you can read and copy the reports. These are located at 500 West Madison Street, Room 1400, Chicago, Illinois 60606 and at Seven World Trade Center, Suite 1300, New York, New York 10048. You can request copies of these documents, upon payment of photocopying fees, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings are also available to the public on the Commission's Internet site at http://www.sec.gov. These documents are also available for viewing and copying at the offices of The New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     We have filed a registration statement to register with the Commission the shares of our Class A common stock to be offered and issued pursuant to this prospectus. This prospectus is a part of the registration statement. As allowed by Commission rules, this prospectus does not contain all the information that you can find in the registration statement or the exhibits to the registration statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission. These documents contain important information about us and our financial condition.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We hereby incorporate by reference to this prospectus the following reports filed with the Commission:

     - Our Annual Report on Form 10-K for the year ended December 31, 1998;

     - The audited consolidated financial statements of Ryder TRS, Inc. and Subsidiaries as of and for the year ended December 31, 1997 included in the Annual Report on Form 10-K of Ryder TRS, Inc. and contained in our Form 8-K, dated June 19, 1998, as amended;

     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

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     - Our Current Reports on Form 8-K dated March 22, 1999; and

     - The description of our common stock included in our Registration Statement on Form 8-A, dated April 15, 1997.

     In addition, all documents filed by Budget Group pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the termination of the offering of Class A common stock under this prospectus will be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents.

     Documents incorporated by reference are available from us without charge. Prospective investors may obtain documents incorporated by reference into this prospectus by requesting them from us by telephone at (904) 238-7035 or in writing at our executive offices at Budget Group, Inc., Attention: Investor Relations, 125 Basin Street, Suite 210, Daytona Beach, Florida 32114.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but are not limited to, various filings made by us with the Commission and press releases or oral statements made by management. These statements refer to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

     These forward-looking statements are identified by the use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. These statements are contained in the sections of this prospectus entitled "The Company" and "Risk Factors" and in the documents incorporated by reference in this prospectus.

     These forward-looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this prospectus. These risks include, among others, the following:

     - our recent losses;

     - seasonality;

     - competition;

     - the integration of our recent acquisitions and ability to achieve cost savings;

     - our potential obligation to make a make-whole payment;

     - the availability and terms of financing for our business;

     - our dependence on a principal vehicle supplier;

     - possible changes in manufacturers' vehicle repurchase programs;

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     - litigation with a former franchisee;

     - the impact of various types of regulations;

     - additional risks of our international operations;

     - whether our investments and cost-cutting initiatives will be successful;

     - our ability to address Year 2000 problems; and

     - our founders have substantial voting power.

     The risks and uncertainties that may affect us are more specifically described in the section entitled "Risk Factors" in this prospectus and in our annual report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference in this prospectus. If one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.

     We undertake no obligation to update our forward-looking statements or risk factors to reflect future events or circumstances.

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

                                  THE COMPANY

     In this prospectus, the terms "Budget Group," "the Company" and "we" refer to Budget Group, Inc. and its subsidiaries as a consolidated entity, except where it is clear that such terms mean only the parent company. "BRAC" refers to Budget Rent a Car Corporation, a subsidiary of Budget Group. "Budget" and "Budget Rent a Car" refer to the business of renting cars and trucks (as applicable) under the "Budget" name, by BRAC and its franchisees.

     Budget Group operates Budget Rent a Car, the world's third largest general use car and truck rental system. We currently maintain more local market car rental locations throughout the world than most of our major competitors and are unique among major car rental companies in that we also rent trucks in most of our major markets. Through our two truck rental companies, Ryder TRS and Budget Truck Rental, we operate the nation's second and third largest consumer truck rental companies. We also sell used cars in 27 markets nationwide through our 33 Budget Car Sales facilities. Our business is organized into three principal segments: Car Rental, Truck Rental and Car Sales.

     Budget is one of only three vehicle rental systems that offer rental vehicles throughout the world under a single brand name. We and our franchisees operate Budget Rent a Car locations in over 120 countries. We own approximately 565 of the 974 Budget locations within the United States and 143 of the 1,897 Budget locations abroad. Our corporate-owned locations accounted for approximately 80% of U.S. Budget Rent a Car revenue in 1998. In 1998, we purchased 83,300 cars for our North American Operations under a vehicle supply agreement with Ford Motor Company, 90% of which were subject to repurchase agreements that required Ford to repurchase the vehicles at guaranteed prices after nine months in our rental fleet. Within our Car Rental segment, we also provide rental vehicles to the insurance replacement market and operate commuter van pooling services and airport parking facilities.

     Our combined Budget Truck Rental and Ryder TRS business is a leading service provider in the long distance one-way market and the second largest operator in the local market. We have approximately 400 corporate-owned rental locations nationwide, a network of approximately 3,725 dealer and franchised locations and a system-wide fleet of approximately 49,000 trucks at December 31, 1998. Our Truck Rental business also includes Cruise America, the largest recreational vehicle rental and sales company in North America.

     We also operate Budget Car Sales, one of the leading independent retailers of late model cars, sport utility vehicles and trucks in the United States. We typically locate our used car stores in mid-sized suburban areas and maintain an average inventory of approximately 100 vehicles per store.

     Budget Group was incorporated in Delaware in 1992. Our principal executive offices are located at 125 Basin Street, Suite 210, Daytona Beach, Florida 32114, and our telephone number at that address is (904) 238-7035.

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                                  RISK FACTORS

     You should carefully consider the risk factors described below before deciding to purchase shares of our Class A common stock. In preparing this document, we have made certain assumptions and projections. We generally use words like "expect," "believe" and "intend" to indicate these assumptions and projections, as we explain in the section entitled "Forward-Looking Statements" on page 3. Our assumptions and projections could be wrong for many reasons, including the reasons discussed in this section. We do not promise to notify you if we learn that our assumptions or projections in this prospectus are wrong.

WE HAD A NET LOSS FOR THE FIRST QUARTER OF 1999 AND FOR 1998

     We incurred a net loss of $23.0 million for the first quarter of 1999. This loss was primarily due to seasonal losses in the first quarter of 1999 of Ryder TRS and larger operating losses from the retail car sales segment. We incurred a net loss of $48.9 million for 1998. The 1998 net loss included (i) an extraordinary charge of $45.3 million (after tax) relating to retirements of indebtedness and (ii) one-time restructuring and other non-recurring charges of $20.2 million (after tax). In 1998, we had a loss before income taxes of $23.2 million in our Car Sales segment. We are evaluating various alternatives relating to Budget Car Sales to restore its profitability, including franchising stores, closing stores, working with a strategic partner to manage stores and other measures. We cannot assure you that our losses will not continue in the future.

OUR BUSINESS IS HIGHLY SEASONAL

     Our business is highly seasonal, particularly the leisure travel and consumer truck rental segments, and our results of operations and cash flows fluctuate significantly from quarter to quarter. Historically, revenues have been stronger in the third quarter due to the overall increase in business and leisure travel during the peak summer travel months and the increase in moving activity during this period. The first quarter is generally weakest, when there is limited leisure travel and a greater potential for adverse weather conditions. The third quarter accounted for 37.2% of total revenue and 56.4% of operating income for 1997 and 32.7% of total revenue and 76.1% of operating income for 1998. Any occurrence that disrupts travel patterns during the summer, or any adverse competitive conditions during this period, may materially adversely impact our annual operating performance.

     Our business practice is to increase the size of our vehicle fleet and workforce during the spring and summer months to accommodate increased activity during these periods and to decrease our fleet and workforce in the fall and winter months. However, many of our operating expenses (such as rent, insurance and administrative personnel) are fixed and cannot be reduced during the fall and winter months when there is decreased rental demand. If we are unable to manage successfully the size of our vehicle fleet and workforce during periods of decreased business activity, our annual operating performance may be materially adversely affected.

OUR BUSINESS IS HIGHLY COMPETITIVE

     There is intense competition in the vehicle rental industry particularly with respect to price and service. We cannot assure you that we will be able to compete successfully with either existing or new competitors. In any geographic market, we may encounter competition from national, regional and local vehicle rental companies. Our main competitors in the car rental market are Alamo, Avis, Enterprise, Hertz and National. In our Truck Rental business, we face competition primarily from Penske and U-Haul. Many

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of our competitors have larger rental volumes, greater financial resources and a more stable customer base than we have.

     In the past, we have had to lower our rental prices in response to industry-wide price cutting and have been unable to unilaterally raise our prices. Moreover, when the car rental industry has experienced vehicle oversupply competitive pressure has intensified.

     The retail car sales industry is also characterized by intense competition, consisting primarily of local new car dealerships selling new and late model used cars. In addition to local dealerships, we may face competition from retailers such as CarMax and AutoNation. These retailers compete on the basis of large inventory size, no-haggle pricing and after-sale service. We cannot assure you that we will be able to compete effectively in the retail car sales industry.

WE HAVE NOT COMPLETED THE INTEGRATION OF OUR RECENT ACQUISITIONS

     Our recent growth has been largely attributable to two major acquisitions -- the BRAC acquisition in April 1997 and the Ryder TRS acquisition in June 1998. We have devoted significant resources to the combination and integration of our previously existing operations with BRAC and our Budget Truck Rental business with Ryder TRS, and these efforts are ongoing. Completing the integration of these acquisitions with our other businesses and achieving the anticipated levels of cost savings involves a number of risks that could affect our operating results. These risks include:

     - the difficulty of managing a significantly larger organization;

     - the diversion of management's attention from other business issues;

     - the difficulty of integrating different distribution and marketing systems, which include independent dealers, franchisees and corporate-owned operations;

     - the risk that the financial and accounting systems utilized by the acquired businesses may not be efficiently integrated into our own systems;

     - the difficulty of attracting and retaining qualified personnel to manage the combined business; and

     - dealing with potential liabilities associated with the acquired businesses, which liabilities may not have been disclosed and may exceed the amount of indemnification available from the sellers.

     Integration of these acquisitions has required significant investments to build management and infrastructure to support our combined business operations. We cannot assure you that we will be able to fully realize the benefits that we anticipated from any acquired operations or to manage effectively the combined business. An inability to do so could have a significant negative effect on our financial condition and results of operations.

WE MAY BE OBLIGATED TO DELIVER A MAKE-WHOLE PAYMENT

     In connection with the Ryder TRS acquisition, we issued 3,455,206 shares of Class A common stock, paid $125.0 million in cash and issued warrants to purchase Class A common stock with a value of up to approximately $19 million. In addition, we are obligated to deliver a make-whole payment (with respect to the shares of Class A common stock issued in the acquisition) to the extent, if any, that the Class A common stock

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trades below approximately $33 per share over a 30-day measurement period ending on February 19, 2000. This make-whole payment may be made in cash and/or stock, at our option. This payment would, if made in cash, divert cash from other business purposes.

WE ARE DEPENDENT ON THIRD PARTIES FOR FINANCING

     We depend on third-party financing to fund our purchases of fleet vehicles. Accordingly, the availability of financing on favorable terms is critical to our business. We cannot assure you that we will be able to obtain financing on favorable terms, if at all. A majority of our debt is incurred in connection with manufacturers' vehicle repurchase programs. As a result, significant changes in the credit programs of the vehicle manufacturers, particularly Ford Motor Company, could significantly affect our ability to obtain this financing on favorable terms. In addition, certain events, such as significant increases in the damage to vehicles, could reduce the value of the collateral securing our vehicle financing facilities and cause the acceleration of the repayment of such debt. Our inability to obtain vehicle financing on favorable terms would have a material adverse effect on our financial condition and operating results. We cannot assure you that the sources of financing used in the past will remain or that alternative financing will become available on terms acceptable to us.

WE ARE DEPENDENT ON A PRINCIPAL SUPPLIER

     Ford Motor Company has been and continues to be our principal supplier of vehicles. Under the terms of our supply agreement with Ford, we have agreed that in the United States, Canada, and other countries outside the European Union our leases and purchases of Ford vehicles will represent at least 70% of the total new vehicle acquisitions by us, with a minimum purchase or lease requirement of at least 80,000 vehicles in the United States in each model year. Shifting significant portions of our fleet purchases to other manufacturers would require significant advance notice and operational changes. Also, there can be no assurance that vehicles would be available from other suppliers on competitive terms, if at all. As a result, our financial condition and operating results could be materially adversely affected if Ford is unable to supply our vehicles or if there is any significant decline in the quality and customer satisfaction with Ford vehicles.

CHANGES IN MANUFACTURERS' REPURCHASE PROGRAMS MAY AFFECT OUR BUSINESS

     Our ability to resell our vehicles at a favorable price and fix our depreciation expense in advance is dependent upon the terms of manufacturers' repurchase programs. As of December 31, 1998, 73% of our vehicle fleet was covered by these programs. Our ability to sell vehicles under manufacturers' repurchase programs limits the risk of decline in residual value at the time of disposition and enables us to fix a substantial portion of our depreciation expense in advance. Vehicle depreciation is the largest expense in our vehicle rental operations. In the past, automobile manufacturers have changed the terms of these programs by, among other things, reducing the number of vehicles that can be sold under their repurchase programs, reducing related incentives, increasing guaranteed depreciation and reducing the mileage allowed on program vehicles. We could be adversely affected if our vehicle suppliers make these or other adverse changes in their repurchase programs.

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WE MAY BE ADVERSELY IMPACTED BY LITIGATION WITH OUR FORMER GERMAN FRANCHISEE

     In October 1998, we discontinued providing services (such as reservations and credit card processing services) to our German franchisee, Sixt, after having previously terminated the related franchise agreement for alleged contract violations. This franchise termination is being contested by the franchisee in the German courts. On April 15, 1999, the Munich Regional Court of Appeals held that we had validly terminated the franchise agreement with Sixt effective as of May 1997. The possibility remains, however, that a higher court in Germany could reverse the Court of Appeals' decision. As a result of the dispute with Sixt, we have experienced an adverse effect on our business in, and originating from, Germany. We intend to replace the terminated franchisee with new franchisees and/or corporate-owned locations. However, there is no assurance that such replacement will be commercially successful.

OUR OPERATIONS AND FINANCIAL PERFORMANCE ARE AFFECTED BY VARIOUS TYPES OF REGULATIONS

     We are subject to various foreign, federal, state and local laws and regulations that affect the conduct of our operations. These laws and regulations cover matters such as the sale of loss damage waivers, vicarious liability of vehicle owners, consumer protection, advertising, used vehicle sales, the taxing and licensing of vehicles, franchising operations and sales, and environmental compliance and clean-up, particularly with regard to our substantial on-site use and storage of petroleum products. We cannot assure you that compliance with these laws and regulations or the adoption of modified or additional laws and regulations will not require large expenditures by us or otherwise have a significant effect on our financial condition or results of operations.

OUR INTERNATIONAL OPERATIONS MAY BE SUBJECT TO ADDITIONAL RISKS

     Our international operations are subject to adverse developments in the foreign political and economic environment, varying governmental regulations, foreign currency fluctuations, potential difficulties in staffing and managing foreign operations and potential adverse tax consequences. We cannot assure you that these factors will not have a significant effect on our financial condition or results of operations.

OUR RECENT INVESTMENTS AND COST-CUTTING INITIATIVES MAY NOT BE SUCCESSFUL

     During 1998, we expended significant capital resources on several initiatives designed to increase our revenue and reduce our costs, and these initiatives will continue during 1999. We expect to realize certain cost savings and other operating efficiencies during 1999 as a result of these and other initiatives that will be implemented in 1999. Major areas in which we will seek to reduce our operating expenses, as well as the major assumptions we have made in estimating our cost savings include:

     - reductions in administrative, personnel and overhead expenses;

     - improvements in operations and consolidations of our reservations centers;

     - improvements in our Car Rental field operations to increase vehicle utilization;

     - improvements in vehicle maintenance procedures;

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     - increased efficiencies in non-vehicle purchasing; and

     - reduction of vehicle carrying costs through renegotiation of manufacturers' vehicle repurchase agreements.

     Our ability to achieve the cost savings mentioned above is inherently uncertain. We may not be able to successfully implement these initiatives; cost increases in other areas may offset the effect of these measures; implementation of these measures may initially lead to additional costs; and events beyond our control may cause us to otherwise fail to succeed in our cost cutting plans. In addition, it is always possible that the implementation of our cost cutting initiatives could adversely affect our ability to generate revenue. We cannot assure you that we will be successful at growing our business or realizing the cost savings that these initiatives were intended to achieve.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY THE POTENTIAL FAILURE OF COMPUTER SYSTEMS TO RECOGNIZE THE YEAR 2000

     We are dependent on business systems that may be affected by Year 2000 problems. The Year 2000 issue exists because many computer systems and applications and non-computer systems that utilize computer technology currently use two-digit date fields to designate a year. As the Year 2000 approaches, certain date sensitive systems will recognize the Year 2000 as the Year 1900 or may not recognize the date at all. This inability to properly treat or recognize the Year 2000 may cause certain systems to process critical information incorrectly, including our reservations and rental processing systems. A failure in these systems could cause significant disruption in customer service levels and therefore materially impact our financial condition and results of operations. In addition, if we incur costs of upgrading these systems to be Year 2000 compliant that are significantly in excess of expectations, our operating results will also be adversely affected.

     We have assessed and continue to assess the impact of the Year 2000 on our reporting systems and operations. We estimate that approximately $4 million will be spent in 1999 specifically for Year 2000 modifications. Approximately $400,000 was spent in 1999 through March 31.

     We are also assessing the impact of the Year 2000 issue on the ability of our significant suppliers and vendors to also maintain adequate service levels. Finally, we are developing contingency plans which are intended to allow us to continue operating in the event of a year 2000 failure. The contingency plans will include performing certain processes manually, repairing affected systems and changing suppliers and vendors as necessary. We cannot assure you that we or the third party suppliers on whom we rely will be successful in addressing Year 2000 problems in a timely manner, if at all, or that our contingency plan will be successful in avoiding the disruption of service.

OUR FOUNDERS HAVE SUBSTANTIAL STOCKHOLDER VOTING POWER

     A large portion of the voting power of our common stock is concentrated in the hands of three individuals, Sanford Miller, John P. Kennedy and Jeffrey D. Congdon. These individuals own all outstanding shares of Class B common stock. Each share of Class B common stock entitles its holders to ten votes per share, while our Class A common stock entitles holders to one vote per share. The Class B common stock beneficially owned by Messrs. Miller, Kennedy and Congdon, together with the Class A common stock beneficially owned by these individuals, represents approximately 40% of the combined voting power of both classes of common stock. As a result, these three individuals are able to exert substantial influence over the election of our Board of Directors along with other

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matters put to a stockholder vote. This increases the probability that members elected by them will continue to direct our business, policies, and management.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders but have agreed to bear certain expenses of registration of the shares under federal and state securities laws.

                              SELLING STOCKHOLDERS

     All of the shares of our Class A common stock registered for sale pursuant to this prospectus will be owned immediately after registration by the selling stockholders. The selling stockholders are former stockholders of corporations acquired by us, and their transferees, pledgees, donees and other successors.

     On June 19, 1998, we acquired all the outstanding shares of common stock of Ryder TRS, Inc. ("Ryder TRS") pursuant to the terms of an Agreement and Plan of Merger dated March 4, 1998 (as amended, the "Ryder Merger Agreement"). Under the terms of the Ryder Merger Agreement, the shares of Ryder TRS stock were exchanged for $125.0 million in cash, an aggregate of 3,455,206 shares of Class A common stock and warrants to purchase shares of Class A common stock with a value of up to $19.0 million. The terms of the Ryder Merger Agreement require us to deliver a make-whole payment with respect to the shares of Class A common stock issued in the Ryder TRS acquisition to the extent, if any, that the Class A common stock trades below approximately $33 per share over two 30-day measurement periods ending, respectively, on June 19, 1999 and February 19, 2000. Approximately 693,742 of the shares of Class A common stock registered for sale pursuant to this prospectus will be issued to former stockholders of Ryder TRS in connection with the make-whole payment for the measurement period ending June 19, 1999.

     On May 31, 1998, we acquired all the outstanding shares of common stock of Warren Wooten Ford ("Wooten") pursuant to the terms of a Plan and Agreement of Merger dated May 31, 1998 (the "Wooten Merger Agreement"). Under the terms of the Wooten Merger Agreement we issued an aggregate of 267,579 shares of Class A common stock to the former Wooten stockholders. The Wooten Merger Agreement requires us to issue additional shares of Class A common stock with respect to the shares of Class A common stock issued to the former Wooten stockholders to the extent, if any, that the shares of Class A common stock issued to the Wooten stockholders are sold for a price per share less than $26.63. We anticipate issuing an aggregate of approximately 315,000 additional shares of Class A common stock to the former Wooten stockholders under the terms of the Wooten Merger Agreement. These shares are being registered pursuant to this prospectus.

     The following table provides the name of, and the number of shares of Class A common stock beneficially owned by, each selling stockholder. Since the selling stockholders may sell all, some or none of their shares, no estimate can be made of the aggregate number of shares that are to be offered under this prospectus or that will be owned by each selling stockholder upon completion of the offering to which this prospectus relates. Except as noted below, none of the selling stockholders has any material relationship with us.

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     The shares offered by this prospectus may be offered from time to time by the selling stockholders named below:

                                                                      NUMBER OF SHARES
                                                                        WHICH MAY BE
                                                  NUMBER OF SHARES     OFFERED UNDER
NAME                                             BENEFICIALLY OWNED   THIS PROSPECTUS
----                                             ------------------   ----------------
Questor Partners Fund, L.P.(1).................      1,617,830             352,133
Questor Side-by-Side Partners, L.P.(1).........        116,062              25,265
Madison Dearborn Capital Partners, L.P.........        654,372             138,748
Societe Generale...............................        392,623              83,249
Chase Equity Associates........................        261,748              55,499
National Union Fire Insurance Company of
  Pittsburgh, PA...............................        130,874              27,749
Citicorp North America, Inc....................         52,349              11,099
Frank Daniel Wooten 1992 Revocable Trust.......         32,915             258,325
David Bradley Wooten 1992 Revocable Trust......         10,142              56,675
Other Stockholders.............................        178,275             220,000
                                                     ---------           ---------
  Total........................................      3,447,190           1,228,742
                                                     =========           =========

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(1) Questor Principals, Inc. ("Questor Principals") is the general partner of
    (i) Questor General Partner, L.P., the general partner of Questor Partners Fund, L.P., and (ii) Questor Side-by-Side Partners, L.P., both of which are Selling Stockholders. Jay Alix, who may become a director of the Company, is a shareholder, director and Chief Executive Officer of Questor Principals. The address of Questor Partners Fund, L.P. and Questor Side-by-Side Partners, L.P. is 103 Springer Building, 3411 Silverside, Wilmington, Delaware 19810.

                              PLAN OF DISTRIBUTION

     This prospectus relates to the sale by the selling stockholders of (1) up to an aggregate of 693,742 shares of our Class A common stock acquired by former stockholders of Ryder TRS in connection with the Ryder TRS acquisition, which was consummated June 19, 1998, (2) up to an aggregate of 315,000 shares acquired by former stockholders of Wooten pursuant to the Wooten Merger Agreement, which was consummated on May 31, 1998 and (3) up to an aggregate of 220,000 shares acquired by other stockholders of a company acquired by us. We are registering the shares for sale to provide the selling stockholders with freely tradeable securities, but the registration of such shares does not necessarily mean that any of such shares will be offered or sold by the selling stockholders thereof.

     Shares of Class A common stock covered hereby may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares being offered by this prospectus: (i) on the New York Stock Exchange, or otherwise at prices and at terms then prevailing or at prices related to the then current market price;
(ii) in private sales at negotiated prices directly or through a broker or brokers, who may act as an agent or a principal; or (iii) by a combination of such methods of sale. The selling stockholders and any underwriters, dealers or agents who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discount or commission received by such person might be deemed to be an underwriting commission or discount under the Securities Act.

     The selling stockholders may use broker-dealers to make the sales and the brokers-dealers may be paid in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom them may act as agent. The broker-dealers' compensation may be in excess of customary commissions. Selling stockholders and broker-dealers that participate with selling stockholders in the sales of the shares may be considered "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions that they receive and any profit on the resale of the shares may be deemed to be underwriting compensation.

     At a time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the selling stockholders and any other required information. The shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

     In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

                                 LEGAL MATTERS

     The validity of the shares of the Class A common stock offered hereby has been passed upon for us by King & Spalding, Atlanta, Georgia.

                                    EXPERTS

     The consolidated balance sheets of the Company and its subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998, included in Company's Annual Report on Form 10-K incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The audited consolidated financial statements of Ryder TRS, Inc. and Subsidiaries as of and for the year ended December 31, 1997, included in the Annual Report on Form 10-K of Ryder TRS, Inc. and contained in our Form 8-K, dated June 19, 1998, as amended, and incorporated by reference in this prospectus, have been so incorporated herein in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of that firm as experts in auditing and accounting.

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     WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY
INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF THE DATE ON THE COVER.

                             ---------------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Where You Can Find More
  Information.......................     2
Incorporation of Certain Documents
  by Reference......................     2
Forward-Looking Statements..........     3
The Company.........................     5
Risk Factors........................     6
Use of Proceeds.....................    11
Selling Stockholders................    11
Plan of Distribution................    12
Legal Matters.......................    13
Experts.............................    13

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                                1,228,742 Shares
                              Class A Common Stock
                           (par value $.01 per share)
                              --------------------

                                   PROSPECTUS
                              --------------------
                           (BUDGET GROUP, INC. LOGO)

                               BUDGET GROUP, INC.
                                 July 14, 1999
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